KILEY PARTNERS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:	
Total stockholder's equity	$ 847,668
Less non-allowable assets:	
Property and equipment	8,227
Other assets	7,050
Total non-allowable assets	15,277
Net capital before haircuts	832,391
Less haircuts	-
Net capital	832,391
Minimum net capital required	100,000
Excess net capital	$ 732,391
Aggregate indebtedness	$ 37,162
Ratio of aggregate indebtedness to net capital	4.46%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2016 and net capital as reported above.